

Mail Stop 3561

September 20, 2016

Mr. David M. Curtis
Acting Chief Financial Officer
Dominion Questar Corp.
333 South State Street
P.O. Box 45433
Salt Lake City, Utah  84145-0433

> **Re:** **Dominion Questar Corporation (f/k/a Questar Corporation)**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 18, 2016**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2016**
> **Filed August 4, 2016**
> **Form 8-K**
> **Filed August 3, 2016**
> **File No. 001-08796**
> **Questar Gas Company**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 18, 2016**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2016**
> **Filed August 4, 2016**
> **File No. 333-69210**

Dear Mr. Curtis:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Results of Operations, page 30

1.  We note your disclosures that continuing low commodity prices have negatively
    impacted your business by slowing production and, as noted on page 44 of your June 30,
    2016 Form 10-Q, placing "significant financial stress" on certain customers. We also
    note that several domestic oil and gas producers, including some with operations in your
    service areas, have recently declared bankruptcy. Please address the following comments
    related to the current economic environment:

    •   Tell us how you monitor the credit quality of your producer customers and how you
        considered whether the collectability of your accounts receivable has been impacted
        by the decline in commodity prices. In doing so, tell us if you have any material
        accounts receivable balances from customers with sub-investment grade credit ratings
        and/or customers currently in bankruptcy.

    •   Tell us in sufficient detail how you determined there were no additional long-lived
        asset or intangible asset impairments within your service areas. In doing so, tell
        whether or not you tested any material assets for impairment and provide us with the
        quantitative results of such tests. For material assets not tested for impairment, tell us
        how you determined the events discussed in ASC 360-10-35-21 were not triggered.

    •   We note that you recorded a pre-tax impairment charge of $12.1 million for Wexpro's
        South Moxa leasehold during the fourth quarter of Fiscal 2015 because current
        market prices do not support a drilling program. Please tell us and disclose whether
        Wexpro has any other properties that are at risk of impairment due to the continuing
        low commodity prices making future drilling uneconomic or other information
        suggesting that the carrying values of properties may be not be recoverable.

2.  We note that Questar Pipeline has firm capacity commitments. Your disclosures on page
    18 indicate that the development of gas reserves in the Rocky Mountain areas has slowed
    due to low natural gas prices and the resulting excess capacity may impact your ability to
    renew contracts at current terms as contracts expire. Please tell us whether you have
    renegotiated or are in the process of renegotiating the fees or volume commitments for
    any material contracts as a result of recent production declines and/or projections. If so,
    please revise your MD&A to discuss and quantify the related impact of this trend on your
    results of operations. Please also quantify for us and disclose the impact, on revenues
    and volumes, of any firm transportation capacity contracts expiring within the next year
    and your expectations regarding the renewal of such contracts and related pricing.

3. Although your disclosures on pages 11 and 12 indicate that Wexpro and Questar Pipeline recognize material revenues from affiliates, the financial results tables on pages 34 and 38 do not separately identify such amounts. Please separately present affiliate revenues within these tables or explain to us why you believe no revisions are necessary.

Form 10-Q for Fiscal Quarter Ended June 30, 2016

Results of Operations, page 27

4. We note that you disclose the Non-GAAP Measures "Adjusted earnings" and "Adjusted earnings per share – diluted" and that these measures exclude pension settlement charges, merger and restructuring charges and abandonment and impairment charges. Considering you have not provided any adjustments to exclude net gains on asset sales, your disclosures may be inconsistent with Question 100.03 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016 ("Non-GAAP CD&I"). We also note that you have presented adjustments to arrive at your non-GAAP measures on an after-tax basis, which may be inconsistent with Question 102.11 of the Non-GAAP CD&I. This new guidance requires that income tax adjustments should be shown separately and clearly explained. Please review this guidance when preparing your next periodic report and future earnings releases.

Form 8-K filed August 3, 2016

5. Please consider the guidance in Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP CD&I when preparing future earnings releases to ensure that you do not give greater prominence to non-GAAP measures than to the most directly comparable GAAP measures. We refer you to the bolded heading that quantifies Adjusted Earnings and the related diluted per share amount.

6. You disclose a caption entitled "Average common shareholders' equity [4]" for a non-GAAP measure which is calculated differently from the GAAP measure "Average common shareholders' equity [3]." As non-GAAP measures should be clearly distinguished from comparable GAAP measures, please revise this title accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Andrew Blume, Staff Accountant at (202) 551-3254 if you have questions regarding comments, or me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products

Cc:    Mark McGettrick
       Executive Vice President and Chief Financial Officer
       Dominion Resources, Inc.

       Michele Cardiff
       Vice President Accounting, Controller and Chief Accounting Officer
       Dominion Resources, Inc.